

Mail Stop 3233

November 21, 2017

<u>Via E-mail</u>
David E. Berger
Executive Vice President and Chief Financial Officer
Information Services Group, Inc.
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

   Re: Information Services Group, Inc.
     Form 10-K for the fiscal year ended December 31, 2016
     Filed March 15, 2017
     File No. 1-33287

Dear Mr. Berger:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Isaac Esquivel

        Isaac Esquivel
        Staff Accountant
        Office of Real Estate and
        Commodities